Exhibit 99.1

AKANDA CORP. ANNOUNCES SIGNING OF OPTION TO DEVELOP CANADIAN THC AND CBD FARMING FACILITY

FRANKFURT, Germany & LONDON --(BUSINESS WIRE)-- International medical cannabis company Akanda Corp. (“Akanda” or the “Company”) (NASDAQ: AKAN, WKN: A3DG83) announces that Akanda (the “Optionee” the “Company”) and 1107385 B.C. LTD (the “Owner”) have agreed upon terms to purchase farming land and related operations and licenses.

The key deal terms are as follows:

Akanda will issue a non-refundable payment equal to One Million Eight Hundred Thousand United States Dollars (USD1,800,000) and if paid in common shares of Akanda will be based on formula to calculate the per share price as set forth in the agreement. The initial payment will be broken up into the First Option Payment, the Second Option Payment and the Third Option Payment, upon signing, 15 days after signing, 30 days after signing respectively.

This buys Akanda the right to develop the property for two years. The Company plans during this time period to develop Tetrahydrocannabinol (THC) and CBD facilities at this site. Additional payments will be made based upon milestones achieved from the development. Additional milestones include THC cultivation, sales of product, CBD cultivation, and Hemp cultivation. This is similar to a mining agreement where operators buy the right to mine a site. In this case the Company has purchased the right to develop the farming land.

Further payment milestones include:

●	Upon approval or a license for THC cultivation on the property from the applicable regulatory authority, $500,000 will be paid to the Owner.
●	Upon sale of ,THC product cultivated from the property, $500,000 will be paid
●	Upon Hemp cultivation approval from the application regulatory authority, $750,000 will be paid
●	Upon CBD cultivation approval from the application regulatory authority, $750,000 will be paid

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes Holigen, a Portugal-based cultivator, manufacturer and distributor with a prized EU GMP certified indoor grow facility; CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK. The Company’s seed-to-patient supply chain also includes partnerships with California-based Cookies, the most globally recognized cannabis company in the world; Cansativa Group, a leading importer and distributor of medical cannabis in Europe; and Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK.

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

Investor Contact
ir@akandacorp.com

Media Contact
Imogen Saunders
Irvine Partners
imogen@irvinepartners.co.uk